Exhibit 99.1

United Maritime Announces Accretive Acquisition of a Fleet of
Four Aframax Petroleum Tankers

July 11, 2022 - Glyfada, Greece - United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA) announced today that it has entered into agreements with unaffiliated third parties to purchase a fleet of four tanker vessels, consisting of two Aframax oil tankers and two LR2 product tankers, with prompt deliveries.

The two Aframax crude tankers were built in 2006 at a reputable yard in South Korea and have a cargo carrying capacity of approximately 114,000 deadweight (“dwt”) tons each, while the two LR2 product tankers were built in 2008 at reputable yards in China and have a cargo carrying capacity of approximately 109,000 dwt each.

The aggregate purchase price for the four vessels is $79.5 million and is expected to be funded with cash on hand and proceeds from committed credit facilities, as discussed further below.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are very pleased to announce this initial milestone transaction for United, which marks the Company’s diversification into petroleum oil tankers and grows our fleet to almost 620,000 DWT. We expect this to prove a highly accretive acquisition for the Company considering the recent appreciation in tanker values.

“As previously stated, our intention is for United to pursue a diversified business model, by taking advantage of attractive opportunities in sectors with strong fundamentals.  The bullish outlook of the tanker sector, supported by low fleet growth and the steadily  recovering demand for oil and refined petroleum products, makes this initial transaction an ideal fit for United.

“We remain committed to growing the Company through accretive and well-timed acquisitions aiming to enhance shareholder value and create a strong and resilient entity, mitigating sector-specific cyclicality.”

Cash on hand used to fund the acquisition is expected to include $5.0 million of proceeds received from United’s former parent, Seanergy Maritime Holdings Corp. (“Seanergy”), which has agreed to purchase an additional 5,000 of United’s Series C Preferred Shares.

United has obtained a commitment letter from the existing lender of the M/V Gloriuship, for the financing of 80% of the acquisition price of the four-tanker fleet. The $63.6 million facility will have a term of 18 months, will bear interest at a fixed rate of 7.90% per annum, and will amortize through 3 quarterly instalments averaging $4.0 million, followed by a $51.6 million balloon payable at maturity. The repayments will commence nine months following drawdown of the loan.

United has also received a commitment letter from the same lender for the refinancing of the loan secured by the Gloriuship with current outstanding of $4.95 million, through a new $14 million loan facility. The new facility will have a term of 18 months, will bear interest at a fixed rate of 7.90% per annum, reduced from 10.5% currently, and will amortize through 3 quarterly instalments of $1.0 million each, followed by a $11.0 million balloon payable at maturity. The repayments will commence nine months following drawdown of the loan.

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Upon delivery of the newly-acquired vessels, the Company’s fleet will consist of one dry bulk vessel and four tanker vessels with an aggregate cargo carrying capacity of approximately 617,014 dwt tons.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit our company website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company’s operating or financial results; the Company’s financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its registration statement on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com